

June 4, 2015

Ms. Fay West
Chief Financial Officer
SunCoke Energy, Inc.
1101 Warrenville Road, Suite 600
Lisle, Illinois 60532

      Re: **SunCoke Energy, Inc.**
              Form 10-K for the Year Ended December 31, 2014
              Filed February 24, 2015
              File No. 1-35243

Dear Ms. West:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis

Noncontrolling interest, pages 44 and 45

1. Please expand your disclosure to identify the noncontrolling interests for each period presented. The identification of the entities and changes in their respective ownership interests included in noncontrolling interests appear to be necessary for a full understanding of the changes in these amounts from period to period.

Domestic Coke – Adjusted EBITDA, page 49

2. We note that coal-to-coke yields have impacted Adjusted EBITDA in each period. Please expand your discussion to explain the underlying causes of these yield changes.

Liquidity and Capital Resources

Cash Provided by Continuing Operations, page 52

3. Please expand your disclosures to provide additional insight into your changes in cash flows from period to period. In this regard, it is unclear why you had an increase in levels of coal inventory and lower accounts payable. Please also explain how improved operating performance resulted in a decrease in cash provided by continuing operating activities.

Non-GAAP Financial Measures, page 58

4. We note you have attempted to address the important limitations of Adjusted EBITDA as an analytical tool rather than as a measure of the operating performance. The limitations you have identified appear to relate to limitations of these measures as liquidity measures. Please revise your disclosures accordingly.

Financial Statements

Notes to the Financial Statements

Note 3. Coal Impairment Charges and Discontinued Operations, page 81

5. We note that you executed a definitive agreement to sell the Harold Keene Cola Companies in the fourth quarter 2014 and that you will continue to pursue the sale of the remaining coal mining business in 2015. Please tell us if you entered into a long-term supply agreement with the buyer. In this regard, we note that you will likely enter into a long-term supply agreement with the future buyer of your remaining coal mining business. Please address what consideration you gave to whether entering into a long-term supply agreement with a buyer of your coal mining business impacts your ability to reflect this business as discontinued operations. Please refer to ASC 205-20-45-1 as well as the guidance set forth in ASC 205-20-55.

Note 4. Drop-Down Transaction, page 82

6. Please clarify in your disclosures how you arrived at the $83.7 million amount reflected as transfer from noncontrolling interest from change in SunCoke Energy, Inc. equity for the contribution of 33% interest in Haverhill and Middletown. Similarly, please clarify how you arrived at the $6.2 million decrease in equity for the contribution of 75% interest in Granite City in your Form 10-Q for the period ended March 31, 2015. Please show us how you determined these amounts.

Note 6. Equity Method Investment, page 84

7. In regard to your investment in VISA SunCoke, please tell us what consideration you gave to the financial statement requirements of Rule 3-09 of Regulation S-X. Please provide us with your significance tests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief